                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM 6-K
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                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934
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For the Month of December, 2000                Commission File Number: 001-12003
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                               MERIDIAN GOLD INC.
                (Translation of Registrant's Name into English)

                         9670 Gateway Drive, 2nd Floor
                               Reno, Nevada 89511
                    (Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F [ ]  Form 40-F [X]
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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [X]  No  [ ]
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MERIDIAN GOLD INC.                                  [MERIDIAN GOLD, INC. LOGO]
9670 GATEWAY DRIVE, SUITE 200
RENO, NEVADA 89511
PHONE:  (775) 850-3777
FAX:    (775) 850-3733


                MERIDIAN GOLD REPORTS FIRST QUARTER 2001 RESULTS
                      (All dollar amounts in U.S. currency)

                            RENO, NEVADA, MAY 3, 2001

1ST QUARTER RESULTS

~ GOLD PRODUCTION OF 101,000 OUNCES AT A CASH COST OF $90 PER OUNCE, AN IMPROVEMENT OF 19% OVER LAST YEAR'S FIRST QUARTER CASH COSTS

~ OPERATING CASH FLOW OF $11.5 MILLION INCREASES AVAILABLE CASH BALANCES TO $72.2 MILLION

~ NET INCOME OF $6.4 MILLION, OR $0.09 PER SHARE, DESPITE LOW SPOT GOLD PRICES OF $263 PER OUNCE

~ EL PENON GOLD PRODUCTION INCREASED BY 18% TO 72,000 OUNCES WITH AN EXTREMELY LOW CASH COST OF $50 PER OUNCE

~     POSITIVE DRILLING RESULTS AT EL PENON

Meridian Gold Inc. produced 101,000 ounces of gold at a very low cash cost of $90 per ounce, generating $11.5 million in operating cash flows resulting in cash balances of over $72.2 million at quarter's end. With a full cost of production at only $147 per ounce, the Company earned over $6.4 million. For the quarter, El Penon produced 72,000 ounces of gold, versus 61,000 ounces for the first quarter last year. Cash costs were $50 per gold ounce, versus $71 per gold ounce for the first quarter last year, and total production costs were $105 per gold ounce, versus $112 for the first quarter last year.

Strong operating cash flows increased cash balances to $72.2 million, even after a principal and interest payment of $2.3 million on the Company's long-term credit facility. This payment reduced outstanding project debt to $16.1 million.

Meridian Gold Inc. reported net income of $6.4 million for the first quarter of 2001, or $0.09 per share, versus $8.3 million, or $0.11 per share, for the first quarter of last year. The decrease in earnings is due to a reduction in the realized gold price of $276 (vs. last year's quarter price of $290) and the recording of income taxes on Chilean income. Revenue decreased 20% to $26.2 million versus first quarter last year reflecting a decrease in the realized gold price and the completion of commercial production at Beartrack. Exploration costs increased from $2.4 million to $3.5 million due to an increase in exploration at El Penon and in international exploration projects.

During the first quarter, the company is pleased to announce that we have restructured our hedging program required under the long-term credit facility with Standard Bank. The Company was relieved of its requirement to maintain the 2004 forward program and, therefore, closed its 2004 forwards (60,000 gold ounces). The revenue associated with this sale ($1.1 million) will be deferred in the financial statements until 2004 in accordance with Canadian GAAP. The company also continued delivery (17,000 ounces) into the 2001 forward program at an average realized price of $308; this revenue is recognized in the financial statements. The Company now has a total of 191,000 ounces of gold hedged in accordance with the long-term credit facility through 2003, at an average price of $312. This represents a significant reduction to 10% of our proven and probable reserves and 6% of our total mineralized material.

EL PENON
During the first quarter, the mine produced 72,000 ounces of gold and 1.0 million ounces of silver at a cash cost of $50 per gold ounce, net of silver credits. Total production costs including depreciation, depletion, amortization, and reclamation were $105 per gold ounce. The mill processed ore at design capacity of 2,000 tonnes per day for the quarter at an average grade of 13.0 g/tonne gold and 189 g/tonne silver. Gold recovery was 95% and silver recovery 89%. Mine production from Quebrada Orito was 121,000 tonnes, or 1,344 tonnes/day, at 9.3 g/tonne gold and 99 g/tonne silver. Mine production from Quebrada Colorada was 56,000 tonnes, or 622 tonnes/day, at 26.5 g/tonne gold and
475.9 g/tonne silver.

JERRITT CANYON
During the first quarter, Meridian's share (30%) of Jerritt Canyon production was 23,000 ounces of gold at a cash cost of $213 per gold ounce. Ore production was sourced from the two underground mines of SSX and Murray, and low-grade ore stockpiles. Mill throughput was 3,600 tonnes per day at an average ore grade of
8.1 g/tonne gold (including the 3g/tonne payment received for Cortez ore).

During the quarter, Jerritt Canyon processed 75,000 tonnes (100% basis) of Cortez ore and received as payment 3 g/tonne gold, netting 2,162 ounces of gold to Meridian's account. For 2001, Jerritt Canyon is planning to process 317,000 tonnes (100% basis) of Cortez ore. The agreement also contains an option to process up to an additional 450,000 tonnes of ore.

BEARTRACK
For the first quarter, Beartrack produced 5,600 ounces of gold. These ounces of gold were taken against the reclamation and closure accruals, as will all future Beartrack production. Leaching should continue to produce recoverable gold over the next few years on a declining basis.

EXPLORATION
At El Penon, surface and underground exploration is in progress. Underground exploration work is ramping up as necessary underground development is being completed. Underground drilling and drifting took place at Quebrada Colorada. Most activities at Quebrada Orito (Orito Sur) were confined to drifting, with drilling planned to start early in the 2nd quarter.

At Quebrada Colorada, exploration drifting has started at both the north and south ends of the deposit, and underground drilling is in progress with two diamond rigs. Beneath the Carmin ore shoot, underground drilling has extended ore grade mineralization along a strike length of at least 120 meters, over mineable widths, down to at least the 1510 meter elevation. This is 50 to 90 meters beneath the existing reserves in that area, and up to 150 meters below reserves further to the south. This deeper mineralization is open in both directions along strike, and the holes to date have encountered grades and widths typical of Quebrada Colorada mineralization.

Beneath the Magenta shoot at Quebrada Colorada, one core hole has been completed with assays. Three separate ore grade zones over mineable widths were encountered between the 1550 to 1510 elevations, approximately 30 meters beneath existing reserves. Drilling is continuing.

Meridian's generative exploration work is continuing at a high level. One project is currently being drilled in Mexico, and plans have been made to drill three additional projects in Mexico in the second quarter. All are low sulfidation vein targets like El Penon.

In Peru, generative work is continuing, along with project work at the Los Pircos-Cirato joint venture with Compania de Minas Buenaventura. During the initial exploration, Buenaventura is operator; however, Meridian can become the operator for later stages of exploration, development and mining. The property is in the Province of Santa Cruz in northern Peru, at an elevation of approximately 2,000 meters. Initial surface trenching, mapping, and sampling results have been positive and confirm multiple low sulfidation vein targets. Ore grades have been encountered on the surface in three different veins to date. Detailed surface sampling in 20 trenches along 460 meters of strike length on one of the veins, has identified continuous ore grade mineralization over an average width of 2.1 meters with 8.3 g/t gold and 321 g/t silver. Based on positive early results, the partners have increased this year's spending levels. An access road, to facilitate additional surface exploration, will be constructed into the property in the 2nd quarter.

At Rossi, Meridian's joint venture partner Barrick Gold, is continuing targeting for a planned surface drilling program expected to start later in the year.

SUMMARY
Brian Kennedy, Meridian's chief executive officer, summed up the quarter, "This was the fifth straight outstanding quarter for Meridian as we continue to make money for our shareholders despite some of the lowest gold prices in 20 years. We believe gold is forming a bottom near $250 per ounce and we will continue to reduce the size of our long-term hedge book as quickly as our lending banks will allow. This will allow full participation in any long-term strengthening in gold prices The new deeper drilling at El Penon is continuing to open up new horizons for the project, and based on future success, we will consider facility expansions."

1ST QUARTER CONFERENCE CALL
Meridian is hosting a live webcast of its conference call on May 4, 2001, at 11:00 a.m. EDT through WWW.IR-LIVE.COM, as well as WWW.VCALL.COM. If you would like to listen to our conference call on the web, please go to either website. There will be a slide show on both sites, as well as on the WWW.MERIDIANGOLD.COM website. You will need to have RealPlayer installed on your computer in order to hear the live broadcast. You will also be able to listen to the rebroadcast on either website.

Meridian Gold Inc. is a different kind of gold company because we focus on the quality of the ounces as measured by the profitability per ounce, not the quantity of ounces produced. The result is exceptional shareholder returns in a low gold price environment. Meridian Gold Inc.'s common shares are traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

A "Qualified Person", as defined by the Ontario Securities Commission National Instrument 43-101, within Meridian Gold, has reviewed the exploration results contained within this release.

For further information, please visit our website at www.meridiangold.com, or contact:

    Wayne M. Hubert          Tel: (800) 572-4519
    Investor Relations       Fax: (775) 850-3733
    Meridian Gold Inc.       E-mail: wayne.hubert@meridiangold.com

                               Meridian Gold Inc.
                 Consolidated Condensed Statement of Operations
             (Unaudited and in US$ millions, except per share data)

                                                             Three Months
                                                            Ended March 31
                                                         -------------------
                                                          2001         2000
                                                         ------       ------
Sales                                                  $   26.2     $   32.8

Costs and Expenses
         Cost of Sales                                      8.8         12.4
         Depreciation, depletion & amortization             5.1          6.0
         Reclamation                                        0.2          1.4
         Exploration costs                                  3.5          2.4
         Selling, general and administrative                1.3          1.4
         Other expenses                                     0.1          0.5
                                                         ------       ------
Total costs and expenses                                   19.0         24.1
                                                         ------       ------

Operating income                                            7.2          8.7

Interest income                                             0.2         (0.4)

Gain on Sale of Fixed Assets                                1.8          0.0
                                                         ------       ------

Tax Expense                                                (2.8)         0.0
                                                         ------       ------

Net income                                                  6.4          8.3
                                                         ======       ======

Income per common share basic                              0.09         0.11
                                                         ======       ======

Income per common share fully diluted                      0.09         0.11
                                                         ======       ======

Number of common shares used in earnings
per share computations (millions) - Basic                  74.6         74.0
                                                         ======       ======

Number of common shares used in earnings
per share computations (millions) - Fully diluted          75.5         74.0
                                                         ======       ======


                               Meridian Gold Inc.
                           Operating Data (Unaudited)

                                                            Three Months
                                                           Ended March 31
                                                       ------------------------
                                                          2001           2000
                                                       ---------      ---------
EL PENON MINE

    Gold production                                      72,272         60,641
    Silver production                                   986,796        741,025
    Tonnes ore mined  (thousands)                           177            123
    Mill tonnes processed (thousands)                       182            182
    Avg. mine gold ore grade (grams / tonne)               14.8           13.8
    Avg. mine silver ore grade (grams / tonne)            218.7          213.8
    Avg. mill gold ore grade (grams / tonne)               13.0           11.1
    Avg. mill silver ore grade (grams / tonne)              189            143
    Mill gold recovery                                      95%             93%
    Mill silver recovery                                    89%             88%

    Cash cost of production / ounce                    $     50       $     71
    Total production cost / ounce                      $    105       $    112

JERRITT CANYON JOINT VENTURE
      Gold production (Meridian Gold's 30% share)        23,350         25,364

      Tonnes ore mined (100%, thousands)                    191            165

      Mill tonnes processed (100%, thousands)               337            323
      Average mill ore grade (grams / tonne)                8.1            8.6
      Mill recoveries                                       89%             91%

      Cash cost of production / ounce                  $    213       $    192
      Total production cost / ounce                    $    276       $    230

BEARTRACK MINE
       Gold production--heap leach (ounce)                5,648         28,818
       Gold production with cash costs                        -         28,818
       Tonnes mined (thousands)
                Ore                                           -            839
                Waste                                         -            366
                                                                      --------
                     Total                                    -          1,205

       Average heap leach grade (grams / tonne)               -           0.90

       Cash cost of production / ounce                        -       $    123
       Total production cost / ounce                          -       $    258

COMPANY TOTALS
       Ounces of gold produced                          101,270        114,823
       Ounces of gold sold                              101,318        114,187
       Average realized price / ounce                  $    276       $    290
       Cash cost of production / ounce                 $     90       $    111
       Total production cost / ounce                   $    147       $    175


Note:  Cash and total cost per gold ounce are net of silver by-product credits

                               Meridian Gold Inc.
                      Consolidated Condensed Balance Sheets
                         (Unaudited and in US$ millions)

                                                March 31    December 31
                                                  2001         2000
                                                --------    --------
ASSETS
Current Assets
         Cash and cash equivalents              $   72.2    $   63.2
         Trade & other receivables                   4.8         1.4
         Inventories                                 6.6         5.8
         Other current assets                        0.5         1.6
                                                --------    --------
Total current assets                            $   84.1    $   72.0
                                                --------    --------

Property, plant and equipment, net                  94.2        96.5
Other assets                                         1.8         2.0
                                                --------    --------

Total Assets                                    $  180.1    $  170.5
                                                ========    ========


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
         Current portion long-term debt         $    7.2    $    7.5
         Accounts payable, trade & other             5.0         3.0
         Accrued and other liabilities               8.8        11.1
                                                --------    --------
Total current liabilities                       $   21.0    $   21.6
                                                --------    --------

Long-term debt, net of current portion          $    9.0    $   10.5
Other long-term liabilities                         40.9        36.2
Shareholders' equity                               109.2       102.2
                                                --------    --------

Total liabilities and shareholders' equity      $  180.1    $  170.5
                                                ========    ========

                               Meridian Gold Inc.
                 Consolidated Condensed Statement of Cash Flows
                         (Unaudited and in US$ millions)

                                                                Three Months
                                                               Ended March 31
                                                            -------------------
                                                              2001        2000
                                                            -------     -------
NET INCOME (LOSS)                                           $   6.4     $   8.3

Provision for depreciation, depletion and amortization          5.1         6.0
Gain of Sale of Assets                                         (1.8)        0.0
Stock compensation expense                                      0.3         0.0
Changes in assets and liabilities, net                          1.5        (2.2)
                                                            -------     -------
Net cash provided by (used in) operating activities            11.5        12.1
                                                            -------     -------


CASH FLOW FROM INVESTING ACTIVITIES

Capital spending                                               (2.8)       (5.5)
Proceeds from sale of assets                                    1.8         0.0
                                                            -------     -------
Net cash provided by (used in) investing activities            (1.0)       (5.5)
                                                            -------     -------


CASH FLOW FROM FINANCING ACTIVITIES

Repayment of long-term borrowings                              (1.9)        0.0
Proceeds from sale of common stock                              0.4         0.1
                                                            -------     -------
Net cash provided by (used in) financing activities            (1.5)        0.1
                                                            -------     -------

Increase (decrease) in cash and cash equivalents                9.0         6.7

Cash and cash equivalents, beginning of period                 63.2        20.8
                                                            -------     -------

Cash and cash equivalents, end of period                    $  72.2     $  27.5
                                                            =======     =======